

+ferreyros

Exemption pursuant to Rule 12g3-2(b)   **82-4567**
Submission of: Other information

ORGANIZACION
+ferreyros

09046341

SUPPL

Lima, June 11ᵗʰ, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of May 31ˢᵗ , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

+ferreyros

AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
J E F E

RECEIVED

www.ferreyros.com.pe

T 511 626 4060

Jr. Cristobal de Peralta
Norte 820, Lima 33 Perú


Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: MAYO - 2009

Listado de Acciones Comunes:
    Nemonico: FERREYC1
    Valor: FERREYROS S.A.
    Nro.Total de Acciones: 377,778,844
    Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemonico
PJ	RUC 20215376916	BUSLETT S.A.	00771283	8,431,021	2.231735	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	15,264,178	4.040506	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	16,675,605	4.414118	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	14,438,046	3.821825	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	5,974,982	1.581608	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	12,719,603	3.366944	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	24,421,180	6.464412	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	14,305,588	3.786763	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	30,674,748	8.119763	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	35,537,440	9.406943	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	24,254,771	6.420362	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	24,560,774	6.501363	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,361,484	0.625097	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	11,323,048	2.997269	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,093,075	1.083458	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,976,847	0.523282	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	20,564,481	5.443524	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,940,341	4.7489	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	16,506,414	4.369333	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	5,663,199	1.499078	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	3,659,222	0.968615	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,786,272	0.737541	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,119,934	0.561157	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,894,721	0.501542	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,127,917	0.563271	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,949,762	0.516112	FERREYC1
PJ	RUC 91142829551	PR-FONDO 1	00932316	2,112,591	0.559214	FERREYC1
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	2,822,520	0.747136	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.